UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 000-35850

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: March 31, 2021

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: _________________

PART I — REGISTRANT INFORMATION

MICT, INC.

(Full Name of Registrant)

___________________

(Former Name if Applicable)

28 West Grand Avenue, Suite 3

Address of Principal Executive Office

Montvale, New Jersey 07645

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒

(a)       The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)       The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)       The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

The Registrant is unable to file its Form 10-Q for the three month period ended March 31, 2021 within the prescribed time period without unreasonable effort or expense because the Company has not completed the production of its financial statements and 10-Q as a result of discussions between the Registrant and its auditors and counsel with respect to the nature of certain transactions. The Registrant anticipates that it will file its Form 10-Q within the five-day grace period provided by Exchange Act Rule 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Darren Mercer	(201)	225-0190
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As of March 31, 2021, we have maintained control in Micronet and are therefore consolidating Micronet’s operations into our financial statements. On July 1, 2020, MICT completed its acquisition (the “Acquisition”) of GFH Intermediate Holdings Ltd. (“GFHI” ). We are consolidating GFHI’s operations into our financial statements as of the Acquisition’s closing date and for the periods thereafter. Beginning December 2020, we launched our insurance platform operated by GFHI for the Chinese market. We have generated revenues in GFHI in this segment of operations. During the first quarter of 2021, we entered into a certain transaction with Guang Xi Zhong Tong, Beijing Fucheng Lianbao Technology Co., Ltd. and completed the acquisition of Huapei Global Securities Ltd. As a result of these transactions, we have started to consolidate the financial results of these companies and business lines into our first quarter. Revenues for the three-months ended March 31, 2021 were $8,935,000, however, gross profit decreased by $1,943,000, which represents 22% of the revenues. Our loss from operations for the three-months ended March 31, 2021 was $5,083,000, compared to $770,000 for the 3-monts ended March 31, 2020. The net loss attributed to MICT for the three-months ended March 31, 2021 was $4,761,000 compared to the net loss of $1,635,000 for the three-months ended March 31, 2020. The increase was mainly due to the acquisitions noted above.

MICT, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 17, 2021	By:	/s/ Darren Mercer
Darren Mercer
Chief Executive Officer